SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549


                           FORM 6-K

                Report of Foreign Private Issuer


              Pursuant to Rule 13a-16 or 15d-16 of
               the Securities Exchange Act of 1934



                     03 February, 2003


                        BT Group plc
         (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

           (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1.  Director Shareholding announcement made on 15 January 2003
             2. BT reduce charges to mobiles announcement made on 22 January 2003
             3.  Director Shareholding announcement made on 22 January 2003
             4. BT completes sale of Cegetel announcement made on 22 January 2003

Enclosure:  1

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2)     Name of Director

Paul Reynolds

3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Director in 2) above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan.

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Monthly purchase of shares under the terms of the BT Group Employee Share Investment Plan.

7)     Number of shares/amount of stock acquired:

Purchase of 61 shares at 203.5p per share.

 8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each

12)     Price per share

n/a

13. Date of transaction

14 January 2003

14)     Date Company informed

15 January 2003

15)     Total holding following this notification

1. 42,102 ordinary shares - personal holding;
2. 191,668 ordinary shares under BT Incentive Share Plan - contingent award;
3. 44,554 shares under BT Group Deferred Bonus Plan;
4. 36,531 shares under BT Deferred Bonus Plan;
5. 35,152 shares under BT Executive Share Plan - contingent award;
6. Options over 4,555 shares under BT Group Employee Sharesave Scheme;
7. 219 shares under the BT Employee Share Ownership Scheme;
8. 749 shares under BT Group Employee Share Investment Plan;
9. Options over 855,620 shares under BT Group Global Share Option Plan.

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Director has technical interests, as at 15 January 2003 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;
  - A technical interest, together with all employees of BT Group plc in 31,835,593 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;
  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.
  - A technical interest, together with all Employees of BT Group plc, in 9,422 ordinary shares held in the name of Halifax Corporate Trustees Limited.

 24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 15 January 2003

Enclosure:  2

                                   January 22, 2003

                    BT CUSTOMERS SET TO ENJOY CHEAPER CALLS

                                   TO MOBILES

  BT today confirmed that it plans to reduce its charges for customers calling from their fixed lines to mobile phones. The move follows Oftel's announcement that the four UK mobile operators should reduce their fees for terminating calls on their networks by 15 per cent, by July 25, 2003 and by at least RPI-14% for the 3 years thereafter. BT will pass on the benefit of these savings to its customers.

Angus Porter, managing director of BT's consumer division, said: "This is good news for BT customers. Our feedback showed that the high cost of calls to mobiles was an issue for consumers. As the charges appeared on their BT bill, it was often BT that was blamed for the prices they had to pay when in fact we simply collected a large part of the money on behalf of the mobile operators.

"The Competition Commission's decision to reduce the cost of calls to mobiles will lead to lower overall bills which means better value for money for our consumers."

In the last full financial year, 2001/02, BT Retail recorded approximately GBP1.2bn of revenue from its customers' calls to mobile phones. In the same period BT Wholesale also recorded more than GBP1.2bn in transit revenue from calls terminating on the networks of the mobile operators.

It is expected that today's ruling will reduce these revenues in both BT's retail and wholesale arms. Profitability in both areas will remain unaffected because a large part of these revenues are simply collected by BT and paid on to the mobile operators.

                    ----------------------------------------

  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre



Notes to Editors:

Termination Payment

Today's announcement by the Competition Commission refers to the so called "termination payment" - the amount of money that mobile phone companies get for telephone calls that are made to mobiles from fixed line phones, and from mobile phones on other networks. BT customers who call from their fixed lines to a mobile actually pay BT for that call and BT then passes on the money to the mobile company. BT has and always will pass on that money. Today's ruling simply means that if the amount the mobile companies can charge is going to be less, then the charge to BT customers will also fall by the same amount.

Retention

In order to cover the costs of starting the call on its network and the costs of collecting and passing on the payments to mobile companies, BT is allowed to retain a proportion of the total cost to the customer of the call. The amount that BT can keep in the consumer market comes within the scope of the overall price control basket.

Price basket

BT's main phone charges for the lowest spending 80 per cent of Residential customers are regulated as part of an overall "price control basket", in which prices are capped by RPI-RPI i.e. no overall price increase. The amount BT keeps from each call made to a mobile phone using its network is one element that falls within this price control basket.

Enclosure:  3

                                  SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1)     Name of company

BT Group plc

2) Name of Director

Sir Christopher Bland

Ben Verwaayen

Ian Livingston

Pierre Danon

Andy Green

Paul Reynolds



3) Please state whether notification indicates that it is in respect of holding of the shareholder name in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest.

Adjustment in technical interest of the above directors

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Halifax Corporate Trustees Ltd

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

n/a

6) Please state the nature of the transaction. For PEP transactions please indicated whether general/single co PEP and if discretionary/non discretionary

Adjustment in technical interest of the above directors

7)     Number of shares/amount of stock acquired:

Recovery of 4420 BT Group shares by Halifax Corporate Trustees Limited as Trustee of the BT Group Employee Share Investment Plan from awards made to non-eligible individuals.

8)     Percentage of issued class

n/a

9)     Number of shares/amount of stock disposed

n/a

10)     Percentage of issued class

n/a

11)     Class of security

Ordinary shares of 5p each



12)     Price per share

n/a

13. Date of transaction

21 January 2003

14)     Date Company informed

22 January 2003

15)     Total holding following this notification

n/a

16)     Total percentage holding of issued class following this notification

n/a

If a director has been granted options by the company please complete the following boxes

17)     Date of grant

n/a

18)     Period during which or date on which exercisable

n/a

19)     Total amount paid (if any) for grant of the option

n/a

20)     Description of shares or debentures involved: class, number

n/a

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

n/a

22. Total number of shares or debentures over which options held following this notification

n/a

23)     Any additional information

The above named Directors have technical interests, as at 19 December 2002 under
Section 13 of the Companies Act as follows:

  - A technical interest, together with all employees of BT Group plc in 15,876,189 Ordinary Shares held by the Trustee, The Royal Bank of Scotland Trust Company (Jersey) Limited;

  - A technical interest, together with all employees of BT Group plc in 31,864,749 Ordinary Shares held by Ilford Trustees (Jersey) Limited in respect of contingent awards under executive share plans;

  - A technical interest, together with all employees of BT Group plc in 73,069 Ordinary Shares held in the name of BT Employee Shares Trustees Limited.

  - A technical interest, together with all employees of BT Group plc, in 18,002 ordinary shares held in the name of Halifax Corporate Trustees Limited.



24)     Name of contact and telephone number for queries

Graeme Wheatley 020 7356 6372

25) Name of signature or authorised company official responsible for making this notification

Graeme Wheatley

Date of Notification: 22 January 2003

Enclosure:  4

January 22, 2003


                       BT COMPLETES SALE OF CEGETEL STAKE


BT today announced that it had completed the sale of its 26 per cent interest in Cegetel Groupe SA to Vivendi Universal. As a result, BT has received cash proceeds of EUR4.0 billion (GBP2.6bn.)


                    ----------------------------------------


  Inquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK, dial + 44 20 7356 5369.

          All BT Group news releases can be accessed at our web site:

                           www.btplc.com/mediacentre



Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary, Head of Shareholder Services


Date 03 February, 2003